UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 23 August 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	23 August 2021

WPP acquires leading AI technology company Satalia

WPP today announces that it has acquired Satalia, a technology company offering market-leading AI solutions for clients.

Satalia is a global leader in enterprise AI and one of the UK's fastest-growing tech companies, whose clients include BT, DFS, DS Smith, PwC, Gigaclear, Tesco and Unilever. Combining machine learning and optimisation, it builds technologies that helps clients transform their business strategies and radically improve operational efficiency. The company was founded by CEO Dr Daniel Hulme in 2008. Daniel is a globally recognised expert in AI, a regular TEDx and Google speaker, and a Kauffman Global Scholar. He has over 20 years of experience in AI, having received his Masters and PhD in AI from UCL where he is currently Entrepreneur in Residence. He is also a lecturer for LSE's Marshall Institute and holds advisory positions in both the private and public sectors.

Alongside its services in custom-made AI solutions and AI strategy consultancy, the company has built many AI assets, including two products: Satalia Workforce and Satalia Delivery. Satalia Workforce dynamically automates and optimises the allocation of people to their work, and has been adopted by global accountancy and consultancy firms, including PwC. Satalia Delivery is a leading home-delivery solution, which optimises the routes and schedules of vehicle fleets every time a new order is made, and is used by companies including DFS, HSS, Selecta and Woolworths, the Australian supermarket chain. Satalia has deep expertise in applying AI throughout logistics and the supply chain, previously helping the development of Tesco's last-mile delivery solution.

Satalia, which employs more than 80 people across multiple markets in Europe, will join Wunderman Thompson Commerce and strengthen the global ecommerce consultancy's technology proposition. It will also act as a hub of AI expertise for all WPP agencies. In addition to his role as CEO of Satalia, Daniel will become Chief AI Officer of WPP, working closely with WPP's Chief Technology Officer and WPP agencies to promote AI capabilities across the company and help shape WPP's AI strategy, including R&D, AI ethics, partnerships, talent and products.

The acquisition is aligned with WPP's accelerated growth strategy and focused M&A approach to build on existing capabilities in growth areas such as experience, commerce and technology.

Mark Read, CEO of WPP, said: "Advances in technology are revolutionising how people live, work and shop, how brands go to market, and how products and services are delivered. Clients are looking for end-to-end solutions that harness these technologies to grow their business. I'm delighted to welcome Daniel and the Satalia team to WPP as we continue to strengthen our offer to global brands."

Further information
Niken Wresniwiro, WPP
+44 (0)20 7282 4600 / +44 (0)7876 005 489
niken.wresniwiro@wpp.com

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 August 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary